UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-41407

TOP FINANCIAL GROUP LIMITED
(Translation of registrant’s name into English)

118 Connaught Road West
Room 1101
Hong Kong
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

On February 14, 2024, pursuant to a securities purchase agreement (the “Purchase Agreement”) with an investor, Top Financial Group Limited (the “Company”, “we”, “us” or “our”) closed a registered direct offering (the “Registered Offering”) for the sale of (a) 2,000,000 shares of Ordinary Shares, par value $0.001 of the Company (the “Shares”) and (b) registered warrants (the “Registered Warrants”) to purchase an aggregate of up to 2,000,000 shares of Ordinary Shares (the “Registered Warrant Shares”) with a term of 3 months, exercisable immediately upon issuance, at an exercise price of $2.75 per share, subject to adjustments thereunder, subject to adjustments thereunder, including a reduction in the exercise price, in the event of a subsequent offering at a price less than the then current exercise price, to the same price as the price in such offering.

The Company received gross proceeds of $5,000,000 from the Registered Offering, before deducting placement agent fees and other offering expenses. The Company intends to use the net proceeds from this Registered Offering for working capital and general business purposes.

As previously disclosed in the Company’s current report on Form 6-K filed on February 13, 2024 with the U.S. Securities and Exchange Commission (the “SEC”), the Shares, the Registered Warrants and the Registered Warrant Shares were registered under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to a prospectus supplement to the Company’s currently effective registration statement on Form F-3 (File No. 333-273066), which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 30, 2023, and declared effective on September 29, 2023 (the “Shelf Registration Statement”). The Company filed the prospectus supplement to the Shelf Registration Statement with the SEC on February 13, 2024.

The Registered Offering was conducted pursuant to a placement agency agreement, dated February 11, 2024 (the “Placement Agency Agreement”), between the Company and Univest Securities, LLC (the “Placement Agent”). The Company paid the Placement Agent a total cash fee of equal to $500,000, including $350,000 in commission which was equal to seven percent (7.0%) of the aggregate gross proceeds raised in this Offering and $150,000 in accountable expenses.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 14, 2024	TOP Financial Group Limited

	By:	/s/ Ka Fai Yuen
	Name:	Ka Fai Yuen
	Title:	Chief Executive Officer

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